FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2009

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Authorized Capital Publicly Listed Company
CORPORATE TAXPAYERS’ ENROLLMENT NUMBER 47.508.411/0001-56
NIRE 35.300.089.901

MINUTES OF THE BOARD OF DIRECTORS MEETING
HELD ON AUGUST 3rd, 2009

1. DATE, TIME and PLACE: The meeting was held on August 3rd, 2009, at 2 p.m., at the headquarters of Companhia Brasileira de Distribuição (“Company”), located at Avenida Brigadeiro Luís Antônio, 3142, in the City and State of São Paulo.

2. PRESIDING BOARD: Chairman: Abilio dos Santos Diniz; Secretary: Renata Catelan P. Rodrigues.

3. CALL and ATTENDANCE: Given that all members of the Company’s Board of Directors were in attendance, call was waived in accordance with paragraph 2, Article 15 of the Company’s Bylaws.

4. AGENDA: (i) to approve the Management Proposal related to the acquisition of shares representing 40% of the total and voting capital of Barcelona Comércio Varejista e Atacadista S.A., Company’s subsidiary that operates the “Assai” format; (ii) to analyze and approve the Financial Statements related to the second quarter of 2009; (iii) to analyze and approve the Company’s new policy for distribution of dividends; and (iv) to pay interim dividends, according to the new policy for distribution of dividends.

5. RESOLUTIONS: After the meeting was called to order, the Board members examined the Agenda and resolved by majority vote:

5.1. To approve the Company’s indirect acquisition, by means of Nerano Empreedimentos e Participações Ltda., of shares owned by Rodolfo Junji Nagai and Luiz Fumikazu Kogachi (“Sellers”), representing 40% of the total and voting capital of Barcelona Comércio Varejista e Atacadista S.A. (“Barcelona”), Company’s subsidiary that operates the “Assai” format, thus, consolidating the interest acquired in the wholesale cash and carry food business.

5.1.1. The Company will pay the Sellers the following amounts for the aforementioned acquisition:

a) One hundred, seventy-five million reais (R$175,000,000.00): (i) the first installment, in the amount of twenty-five million reais (R$25,000,000.00), on the closing date, to be paid until August 7, 2009; (ii) the second installment, in the amount of twenty-five million reais (R$ 25,000,000.00), on December 15, 2009; and (iii) the third and last installment, in the amount of one hundred, twenty-five million reais (R$125,000,000.00), on January 15, 2011.

b) Additional twenty-five million reais (R$25,000,000.00), on January 15, 2011, should Sellers ensure an adequate transition and implement Barcelona’s business and expansion plan according to the provisions of the final share purchase and sale agreement.

5.1.2. Except for the first installment to be paid until August 7, 2009, other amounts referred to herein will be adjusted by CDI variation, from the execution date of the final share purchase and sale agreement of Barcelona to the date of effective installment payment.

5.1.3. Once concluded the operation on August 07, 2009, the Shareholders’ Agreement of Barcelona, executed between the Sellers and the Company will no longer take effect.

5.2. To approve, without reservations, the Financial Statements and the Management Report related to the second quarter of 2009, reviewed by the independent auditors and with Fiscal Council’s favorable opinion.

5.3. To approve the Company’s adoption of a new policy for distribution of dividends, consisting of the payment of quarterly dividends, subject to the Board of Directors’ and General Meeting’s approval, pursuant to the paragraph 3 of Article 35 of the Company’s Bylaws. The amount and dates of the quarterly prepayments shall be proposed by the Company on a yearly basis. The current policy does not alter the compulsory minimum dividends to be paid to shareholders in compliance with the legislation and the Company’s Bylaws. The quarterly payment shall be suspended by resolution of the Board of Directors, depending on the Company’s economic and financial situation at the time.

5.3.1 For 2009, the Company will advance to shareholders the amount of fifteen million, four hundred, sixty-two thousand, eight hundred, fifty-six reais and six centavos (R$15,462,856.06) on a quarterly basis, calculated based on the total amount of dividends distributed by the Company in 2008 in the amount of sixty-one million, eight hundred, fifty-one thousand, four hundred, twenty-four reais and twenty-four centavos (R$ 61,851,424.24) . For the fourth quarter, after the end of fiscal year and the approval of corresponding financial statements, the Company will pay the minimum mandatory dividend to shareholders, calculated pursuant to the Brazilian Corporation Law, less the amount of dividends advanced during the fiscal year.

5.4. In view of the aforementioned resolution, to approve the payment of thirty million, nine hundred, twenty-five thousand, seven hundred, twelve reais and twelve centavos (R$30,925,712.12) as prepaid dividends equivalent to the prepayment amount of two quarters, exceptionally, as per policy approval mentioned above, corresponding to R$0.12325687127828 per common share and R$0.135582558406108 per preferred share. The payment of dividends will be made on August 24, 2009. The holders of all outstanding shares as of August 11, 2009 will be entitled to the dividends, except those that may eventually be issued between August 3, 2009 and August 11, 2009, and after August 12, 2009 all shares will be traded ex-dividend until the payment date.

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APPROVAL AND SIGNATURE OF THE MINUTES: There being no further business to discuss, the meeting was adjourned for the time necessary to draw up these minutes, which were then read, approved and signed by all attending board members. São Paulo, August 3rd, 2009. Chairman – Abilio dos Santos Diniz; Secretary – Renata Catelan P. Rodrigues. Attending board members: Abilio dos Santos Diniz, João Paulo Falleiros dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Avila, Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Cândido Botelho Bracher, Guilherme Affonso Ferreira, Fábio Schvartsman, Jean-Charles Henri Naouri, Hakim Laurent Aouani, Jacques Edouard Marrie Charret, Jean Louis Bourgier and Antoine Marie Lazars d’Estaing.

This is a free English translation of the original instrument drawn up in the Company’s records.

Renata Catelan P. Rodrigues

Secretary of the Board

Attorney’s visa:
André Rizk
OAB/SP 207.927

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SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: August 5, 2009	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.